UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND REAL ESTATE INCOME TRUST, INC.

(Name of Subject Company)

INLAND REAL ESTATE INCOME TRUST, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

457464105

(CUSIP Number of Class of Securities)

Robert H. Baum

Executive Vice President, General Counsel

and Chairman of

The Inland Real Estate Group, LLC

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Proskauer Rose LLP

Three First National Plaza

70 West Madison, Suite 3800

Chicago, Illinois 60602

(312) 962-3567

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Offer”) by Comrit Investments 1, L.P. (“Comrit” or the “Offeror”) to purchase up to 1,300,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Inland Real Estate Income Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $12.11 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on October 15, 2024 (the “Offer to Purchase”).

AS DISCUSSED BELOW, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK FOR PURCHASE PURSUANT TO THE OFFER TO PURCHASE.

Item 1.	Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Inland Real Estate Income Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

This Schedule 14D-9 relates to the Company’s Common Stock, $0.001 par value per share. As of September 30, 2024, there were 36,099,468 shares of our common stock outstanding (rounded down to the nearest whole share).

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 1,300,000 shares of Common Stock at a price equal to $12.11 per share pursuant to its Offer to Purchase. Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on December 11, 2024.

According to the Offeror’s Schedule TO, the business address for the Offeror is 9 Ahad Ha’am Street, P.O.B. 29161, Tel Aviv, Israel 61291, and the business telephone number is 972-3-519-9936.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

In addition, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled (i) “Part I, Item 1A. Risk Factors – Risks Related to Conflicts of Interest” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 13, 2024 (the “Form 10-K”), as well as Note 12, Transactions with Related Parties, to the Consolidated Financial Statements contained in “Part IV, Item 15. Exhibits and Financial Statement Schedules” in the Form 10-K and (ii) “Compensation of Executive Officers,” “Stock Owned by Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions, and Director Independence” in the Form 10-K all of which is incorporated herein by reference. The Form 10-K has been previously made available to all the stockholders, and the Form 10-K is available for free on the SEC’s website at www.sec.gov. On September 18, 2024, the Company announced that its board of directors has initiated a process to review strategic alternatives, including the sale of the Company. A sale of the Company would likely result in termination of the Company’s agreements with its business manager and real estate manager. If the Fourth Amended and Restated Business Management Agreement between the Company and the business manager (the “Business Management Agreement”) was terminated, the Company would be obligated to pay the business manager the business management fee for the remaining term which expires on March 31, 2027 plus incentive fees to the extent earned which will depend on the value of the liquidity event and reimburse of expenses incurred by the business manager on behalf of the Company. Likewise, the Company may be required to make payments to affiliates of the business manager under the “Master Real Estate Management Agreement.” The Business Management Agreement is filed as Exhibit 10.24 to the Form 10-K and the Master Real Estate Management Agreement is filed as Exhibit 10.2 to the Form 10-K.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The Company’s board of directors, in consultation with the Company’s business manager, has reviewed the terms of the Offer. Based on this review, the board of directors has unanimously determined that the Offer is not advisable or in the best interests of the Company’s stockholders as a whole. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES FOR PURCHASE BY THE OFFEROR PURSUANT TO THE OFFER TO PURCHASE.

The Company’s board of directors cautions that each stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offeror pursuant to the Offer to Purchase and that an individual stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. Stockholders should consult with their legal, financial or tax advisor when considering the Offer. The board of directors cautions that, although it is reviewing strategic alternatives, there is no assurance that the review will result in a liquidity event or the price that may be available to stockholders if a liquidity event occurs. The board noted that stockholders have limited alternatives available to sell some of or all their Common Stock which is not listed on a national securities exchange because the share repurchase plan has been suspended during at least the pendency of the strategic review.

(b)	Reasons for the Recommendation.

In making its recommendation, the board observed that:

•

The offer price of $12.11 per share is approximately 37% less than the most recent estimated per-share net asset value of Common Stock (“Estimated Per-Share NAV”) of $19.17 which the board determined as of December 31, 2023, with the assistance of an independent third-party firm that specializes in providing real estate valuations. Please note that the Estimated Per-Share NAV does not represent the amount a stockholder would receive now or in the future for his, her or its shares including through a liquidity event that may result from the board’s review of strategic alternatives. The Estimated Per-Share NAV is based on several assumptions, estimates and data that are inherently imprecise and susceptible to uncertainty and changes in circumstances. There can be no certainty of the price that may be generated by a liquidity event, including through sale of the Company or that a liquidity event will occur soon, if at all. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K filed with the SEC on March 5, 2024.

•

The Offeror states that “no independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness.”

•	The Offeror states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares” it buys from stockholders.

•	The Offeror states that it is “motivated to establish the lowest price which might be acceptable to stockholders consistent with the Offeror’s objectives.”

•

Individual stockholders selling shares pursuant to the Offer will no longer own, or have any rights related to, the shares sold to the Offeror including any right to any quarterly distributions that are declared.

•	If more than 1,300,000 shares of Common Stock are validly tendered in the Offer and not withdrawn, the Offeror will only accept shares of Common Stock from tendering stockholders on a pro rata basis.

•

The Offeror expressly reserves the right, in its sole discretion, to amend the terms of the Offer in any respect, which could include by increasing or decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before the Offer expires. Although any amendment must be followed by a public announcement that conforms with applicable law, the Offeror does not necessarily have an obligation to otherwise publish, advertise or communicate the public announcement.

For the above reasons, the board unanimously concluded that the Offer is not in the best interest of stockholders. Accordingly, the board recommends that stockholders NOT tender their shares of Common Stock pursuant to the Offer.

(c)	Intent to Tender.

Although the Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intend to tender or sell shares of Common Stock held of record or beneficially for purchase pursuant to the Offer.

Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

Based on the Company’s records and reporting policies and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relates to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company. There is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters. As noted above, on September 18, 2024, the Company announced that its board of directors has initiated a process to review strategic alternatives. This process was not undertaken in response to the Offer.

Item 8.	Additional Information.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. The statements may be identified by terminology such as “may,” “can,” “would,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “seek,” “appear,” or “believe.” These statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions related to certain factors including, without limitation, the uncertainties related to general economic conditions, such as inflation and interest rates, changes in the retail market, competition for our tenants from internet retailers, unforeseen events affecting the commercial real estate industry and other factors detailed under Risk Factors in our most recent Annual Report on Form 10-K as of December 31, 2023 filed on March 13, 2024. These forward-looking statements reflect the hopes, intentions, beliefs, expectations, or projections of and by the Company and its management, of the future and might be forward-looking statements under federal and securities laws and applicable case-law. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual future results may differ significantly from the matters discussed in these forward-looking statements, and the Company may not release revisions to these forward-looking statements to reflect changes after the Company has made these statements. Factors and risks that could cause actual results to differ materially from expectations are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, the Company’s most recent Annual Report on Form 10-K and subsequent quarterly reports and current reports filed by the Company with the SEC.

The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.

Item 9.	Exhibits.

(a)(1)	Letter to stockholders*

(a)(2)	Email to Financial Advisors with Frequently Asked Questions*

(e)(1)	Excerpts and exhibits from the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 13, 2024**

*	Filed herewith
**	Those sections of the Form 10-K or exhibits thereto specified in Item 3 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2024

By:	/s/ Mark Zalatoris
Name: Mark Zalatoris
Title: President and Chief Executive Officer